New York Life Insurance Company 51 Madison Avenue, 10SB New York, NY 10010 Bus: (212) 576-8990 E-Mail: Jennifer_Covell@newyorklife.com
Jennifer A. Covell Assistant General Counsel

VIA EDGAR AND EMAIL

November 6, 2019

David L. Orlic

Securities and Exchange Commission

Disclosure of Investment Management

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE: New York Life Insurance and Annuity Corporation (“NYLIAC”) Corporate Sponsored Variable Universal Life Separate Account – I (the “Registrant”)

Initial Registration Statement on Form N-6 for New York Life CorpExec VUL Plus (the “Policy”)

File No. 811-07697 Amendment No. 69 under the Investment Act of 1940, as amended and File No. 333-232790 Amendment No. 1 under the Securities Exchange Act of 1933, as amended

Dear Mr. Orlic:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received on September 19, 2019, in connection with the above-referenced registration statement (the “Registration Statement”) filed on July 24, 2109. On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by pre-effective amendment in response to the Staff’s comments. In addition to our proposed responses to Staff comments, we expect that this pre-effective amendment will also include an updated list of Funds and Eligible Portfolios, additional state variations regarding a new state where the product will be offered in the “State Variation” section, and other non-material changes. To the extent that any state approvals are received subsequent to the anticipated Effective Date, we will submit a filing that incorporates those changes as soon as possible after that date.

For your convenience, each of those comments is set forth below, followed by our response to each comment.

PROSPECTUS

General

1.	Staff Comment:

Please clarify in your response whether there are any types of guarantees or support agreements with third parties to support any of NYLIAC’s guarantees under the policy or whether NYLIAC will be solely responsible for payment of policy benefits.

Response: The Registrant intends to file all reinsurance agreements that have been entered into prior to the final pre-effective amendment filing. Any reinsurance agreements entered into after the Effective Date will be filed in the Registrant’s post-effective amendment.

2.	Staff Comment:

Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when the omitted information is supplied.

Response: The Registrant confirms that all missing information, including financial statements and all exhibits, will be filed in a pre-effective amendment to the Registration Statement.

3.	Staff Comment:

The prospectus contains numerous references to “riders” but there don’t appear to be any for this policy. Please delete these references.

Response: The Registrant has retained those references to riders that are consistent with the underlying policy language. In addition, because riders may be offered with the policy at a later date, the Registrant, respectfully, did not think it appropriate to remove certain references to riders. For example, while riders may not be offered with the policy as of the Effective Date, it is possible that they will be available and/or elected at the time that the Life Insurance Proceeds are calculated or at the time that the Insured reaches Attained Age 100.

Summary of Benefits and Risks, page 5

4.	Staff Comment:

Please describe as risks that the policies are unsuitable as short-term savings vehicles, and the limitations on access to cash value through withdrawals.

Response: The Registrant has added the following to the “Investment Risk” sub-section of “Summary of Risks and Benefits”:

Other Risks

In addition, a variable life insurance policy is designed to provide a Life Insurance Benefit or to help meet other long-term financial objectives. Substantial fees, expenses, and tax implications generally make variable life insurance unsuitable as a short-term savings vehicle. Additionally, the policy may limit your ability to withdraw a portion of the Cash Value through partial surrenders.

Three Life Insurance Benefit Options, page 6

5.	Staff Comment:

Please disclose whether there is a minimum death benefit guarantee associated with the policy. See Item 8(a)(vi) of Form N-6.

Response: The Registrant has added a disclosure to the sections entitled, “Three Life Insurance Benefit Options” and “Policy Payment Information—Life Insurance Benefit Options,” which now states that, “Other than the benefits offered under the policy, there is no minimum Life Insurance Proceeds guarantee associated with the policy.”

6.	Staff Comment:

Please disclose why a policyowner might prefer one of the three options over the other two.

Response: The Registrant has provided additional disclosure to the “Policy Payment Information—Life Insurance Benefit Options” instead of inserting it into the disclosures referenced above for consistency with NYLIAC’s other prospectuses. The new language explains why a policyowner might prefer one Death Benefit Option over the other two.

7.	Staff Comment:

We note the use of defined terms such as ACSV in the summary. Please define abbreviated terms the first time they are used.

Response: The Registrant has defined each of the abbreviated terms the first time they are used throughout the Registration Statement.

Periodic Charges Other Than Funds’ Operating Expenses, page 11

8.	Staff Comment:

Please also express the Monthly M&E Charge as an annual rate.

Response: The Registrant respectfully directs the Staff to the Monthly M&E Charge shown in the originally submitted Registration Statement, which was expressed as an annual rate. To clarify that the current Monthly M&E Charges shown are annual rates, the Registrant has added additional disclosure to the Current Monthly M&E Charge description.

9.	Staff Comment:

We refer to footnote 1. Please disclose all state variations in the prospectus. Also, please confirm that the guaranteed charge is the maximum charge that could be charged in any state.

Response: The Registrant has disclosed all state variations in the “State Variations” section of the prospectus and has added a reference to this section in footnote 1. Additionally, the Registrant confirms that the guaranteed charge is the maximum charge that could be charged in any state.

10.	Staff Comment:

Please include the Monthly Additional Flat Extra charges cited in footnote 2 as separate line items in the fee table or advise why you believe this is not required.

Response: Because the amount of the guaranteed Monthly Cost of Insurance Charge includes any Monthly Additional Flat Extra charge, the Registrant, respectfully, believes that disclosing the Monthly Additional Flat Extras charge as a separate line item in the fee table would lead to confusion. Moreover, as already stated in footnote 2, even if a Monthly Additional Flat Extra is imposed, the policyowner’s Monthly Cost of Insurance Charge will never exceed the Guaranteed Maximum charge listed in the table above. The Registrant also notes that additional disclosure regarding Monthly Additional Flat Extra charges are contained in the sub-section on “Charges Associated with the Policy—Deductions from Premium Payments—Monthly Cost of Insurance Charge.”

11.	Staff Comment:

In footnote 5, please disclose that the charge will never exceed the maximum stated in the table.

Response: The Registrant has added to footnote 5 the disclosure that, “The current Monthly Per Thousand Amount Charge will never exceed the guaranteed maximum stated in the above table.”

Definitions, page 13

12.	Staff Comment:

Please more clearly explain the difference between Cumulative Premium Expense Charge and Premium Expense Charge.

Response: The Premium Expense Charge is the charge assessed against each individual premium payment made on the policy, regardless of whether it is a Planned or Unplanned Premium. The Cumulative Premium Expense Charge is the aggregate of all Premium Expense Charges that have been assessed since the policy has been in force. The Cash Value Enhancement, a component of the Alternative Cash Surrender Value, is a percentage (as disclosed on the Policy Data Pages) of the Cumulative Premium Expense Charge. The Registrant has added clarifying language to the definitions of both “Premium Expense Charge” and “Cumulative Premium Expense Charge.”

Our Rights, page 18

13.	Staff Comment:

In the last paragraph on page 18, please clarify that you will not transfer amounts invested in an Investment Division without the policyowner’s instructions, except as permitted by applicable law.

Response: The Registrant has added to the last paragraph of the “Our Rights” section a disclosure that, “We will not transfer any amounts invested in an Investment Division without the policyowner’s instructions, except as permitted by law.”

The Fixed Account, page 19

14.	Staff Comment:

Please also describe the General Account, including that the Fixed Account, life insurance benefits, and insurance guarantees are paid from this account, and that this account is subject to the insurer’s claims-paying ability and financial strength.

Response: The Registrant has added to “The Fixed Account” section the following disclosure: “The Fixed Account, including the Guaranteed Minimum Interest Rate, and any portion of the Life Insurance Benefits paid from the General Account, are subject to our claims-paying ability and financial strength.” The Registrant is unaware of any other insurance guarantees under the policy.

15.	Staff Comment:

Please disclose that disclosures regarding the Fixed Account are, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.

Response: The Registrant has added the following disclosure to “The Fixed Account” section: “Disclosures regarding the Fixed Account, however, are subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in a prospectus.”

Investment Return, page 28

16.	Staff Comment:

The capitalized term “Effective Annual Loan Interest Rate” appears in this section but is not defined. Please define it. Please also ensure that the term is consistently capitalized throughout the document.

Response: The Registrant has added a definition of “Effective Annual Loan Interest Rate” to the “Definitions” section and capitalized this term throughout the document.

Voting, page 29

17.	Staff Comment:

Please disclose when and how you can override a policyowner’s voting instructions.

Response: Section 5.6 of the underlying policy form provides that we reserve the right, “when permitted by law, to:…(c) restrict or eliminate any voting rights of Owners or other persons who have voting rights as to the Separate Account.” We have revised the “Voting” section to more accurately reflect our contractual ability to override a policyowner’s voting instructions.

Policy Charge Options (“PCOs”), page 30

18.	Staff Comment:

The third paragraph states that the bulleted list appearing in that paragraph demonstrates “examples” of the differences in the PCOs. Please set forth with specificity all differences between the PCOs.

Response: The Registrant has eliminated the reference to “examples” of the differences between and among the PCOs and set forth, with specificity, all differences.

Monthly Mortality and Expense Charge, page 34

19.	Staff Comment:

In the second full paragraph, please disclose that the Monthly M&E charge will never exceed the guaranteed maximum.

Response: The Registrant has added the requested disclosure to the Registration Statement.

Amount in the Fixed Account, page 40

20.	Staff Comment:

Please describe all current limitations on amounts that may be allocated or transferred into the Fixed Account in the prospectus rather than referring the investor to the allocation form for information.

Response: The Registrant has revised this disclosure by referring the policyowner to the sections of the Registration Statement entitled, “Transfers Among Investment Divisions and the Fixed Account” and “Limits on Transfers.”

Transfers among Investment Divisions and from the Investment Divisions to the Fixed Account, page 41

Staff Comment:

Please disclose in the first paragraph under this heading, if true, that the only current limitations are set forth below.

Response: The Registrant has complied with the Staff’s comment.

Attained Age 100 Policy Anniversary, page 44

21.	Staff Comment:

In subsection (i), please revise the disclosure to indicate that Transfers among the Investment Allocation Options will continue to be allowed, subject to the limitations described in the prospectus, rather than the policy, and then describe these limitations.

Response: The Registrant has added a disclosure that refers the policyowner to the section entitled, “Investment Divisions and the Fixed Account—Transfers Among the Investment Divisions and the Fixed Account” for more information about such transfer limitations.

Free Look, page 48

22.	Staff Comment:

Disclosure indicates that you will allocate premium payments during the free look period to the General Account. Please provide a legal basis for this procedure, given that (a) the General Account is not an investment option under the policy and (b) even if the General Account were an investment option under the policy, this procedure is not restricted to policies sold in states that require return of premium.

Response: The Registrant has a longstanding history of requiring premiums to be allocated into the General Account during the Free Look period, as reflected in prior Initial Registration Statements submitted to, and reviewed by, the SEC. Further, in 49 of the 50 jurisdictions in which the Policy has been approved—including compliance with the standards of the Interstate Insurance Product Regulation Compact covering 45 of those states—a policyowner who returns the Policy within the Free Look period is entitled to a refund of the greater of the Cash Value less Policy Debt or the premiums paid less Policy Debt and partial surrenders. Consequently, because the policy must provide for a return of premium, if greater than the Cash Value, the Registrant restricts the policyowner to allocating premium to the General Account during the Free Look period.1

In doing so, the Registrant believes that it is acting in accordance with Rule 6e-3(t)(b)(12)(iii) of the Investment Company Act of 1940 (the “1940 Act”), which permits a separate account and its depositor to be exempt with respect to flexible contracts funded by the separate account from Sections 22(c), 22(d),

1 Only the policy form approved by the California Department of Insurance requires that policyowners receive a refund consisting of the Cash Value, plus Premium Expense Charges, plus Monthly Deduction Charges, minus Policy Debt upon the exercise of the Free Look right—and not a return of premium. In addition, California policyowners older than 60 years may allocate premiums to the Investment Divisions during the Free Look period. Unless such owners instruct NYLIAC into Investment Divisions, and notwithstanding that a return of premium is not required in California, premiums are deposited into the General Account during the Free Look period, consistent with 1940 Act Rule 6e-3(T)(b)(12)(iii), cited above.

22(e), 27(c)(1), and Rule 22c-1 to the extent necessary to comply with “insurance laws and regulations and established administrative procedures of the life insurer for issuance,…transfer and redemption of flexible contracts, including, but not limited to,…premium processing…and the particular benefit afforded by the contract,” so long as such procedure or action is reasonable, fair, and not discriminatory to the interest of the affected policyowners who are similarly situated.

In addition, the Registrant directs the Staff to the SEC’s determination in State Farm Life Ins. Co., SEC No-Action Letter, Oct. 24, 1997 (1997 WL 662540), which it believes further supports the practice of depositing premiums into the General Account during the Free Look period. In State Farm, the SEC’s rationale was based on the premise that insurers should not be required to bear the investment risk when premiums may be refunded upon the exercise of a Free Look right. Furthermore, the SEC did not specify in that case that premiums must be deposited into an investment option offered under the policy during the Free Look period.

Finally, as the Fixed Account is part of the General Account, there is no legal distinction between the entities. The premium allocated to the General Account during the Free Look period receives the Guaranteed Minimum Interest Rate that is applicable to the Fixed Account.

Accordingly, Registrant respectfully submits that its practice of depositing premiums into the General Account during the Free Look period is supported by the above-cited authority.

Effect of Investment Performance on the Death Benefit, page 53

23.	Staff Comment:

In these examples and throughout the prospectus, please consistently use either the term “Life Insurance Benefit” or the term “Death Benefit.”

Response: The Registrant has complied with the Staff’s comment.

Suicide

24.	Staff Comment:

Disclosure states that, if a suicide occurs within two years of the effective date of a Face Amount increase or the Life Insurance Benefit is increased due to an Unplanned Premium payment, you will only pay the Monthly Cost of Insurance Charges. Please disclose whether you will also pay the “limited life insurance benefit” described in the prior sentence.

Response: The Registrant has revised the sentence cited as follows:

If a suicide occurs within two years of the effective date of a Face Amount increase or the Life Insurance Benefit is increased due to an Unplanned Premium payment, we will only pay the Monthly Cost of Insurance Charges we deducted from Cash Value for that increase or payment in addition to the limited Life Insurance Proceeds, but not the amount of the Face Amount increase.

25. Staff Comment:

Please	disclose the state variations referenced in the first sentence.

Response: The Registrant has deleted the clause, “or less where required by law,” as it has determined that there are no state variations that require a suicide period of less than two years.

The Effect of a Partial Surrender, page 56

26.	Staff Comment:

Please briefly describe in clearly understandable terms whether and how partial surrenders will affect the Life Insurance Benefit.

Response: The Registrant has added examples demonstrating how partial surrenders will affect the Life Insurance Benefit.

Loans

27.	Staff Comment:

The second paragraph of this section directs the policy owner to his or her policy for information on state variations. Please explicitly disclose this and all other state variations in the prospectus.

Response: The Registrant has removed the reference to varying Loan Value limitations by state and hereby confirms that the limitations are the same in all states.

28.	Staff Comment:

Please include disclosure relating to notice to policyowners of interest rate changes, or tell us why you believe this is not necessary for this policy.

Response: The Registrant has revised the disclosure regarding loan interest to eliminate adjustments to the interest rate. The Effective Annual Loan Interest rate stated on the Policy Data Page remains in effect throughout the time it remains in force. Changes to the interest rate may be made but only to new issues.

The Effect of a Policy Loan, page 59

29.	Staff Comment:

Please clarify for investors the term “unpaid capitalized loan interest.”

Response: The Registrant has added clarification to the disclosure relating to “unpaid capitalized loan interest” as follows:

In addition, to the extent that a loan is not paid and the accrued interest is added to the Policy Debt, that interest becomes unpaid capitalized loan interest. Unpaid capitalized loan interest generally will be treated as a new loan under the IRC.

Late Period

30.	Staff Comment:

Please include the disclosures required by Item 11(c) of Form N-6 (effect of lapse).

Response: The Registrant has complied with the Staff’s comment.

Reinstatement Option, page 60

31.	Staff Comment:

In the last sentence on page 60, disclosure states that payments received after 4:00 p.m. will be credited on the next Business Day. Please advise why this cut off time is used in this one instance, instead of the close of the NYSE.

Response: The Registrant has revised this disclosure to reflect the close of the NYSE, consistent with other NYSE-related cut-offs specified in the Initial Registration Statement.

Federal Income Tax Considerations, page 62

32.	Staff Comment:

Please describe the taxation of death benefit proceeds and any other amounts that may be received under the policy.

Response: The Registrant notes to the Staff that the taxation of death benefit proceeds and other amounts that may be received under the policy are described in the following sections:

●	“Summary of Benefits and Risks—Risks—Risk of Termination from Policy Loans”;
●	“Summary of Benefits and Risks—Risks—Tax Risks”;
●	“Description of the Policy—Beneficiary”;
●	“Loans—Excess Loan Condition”;
●	“Loans—The Effect of a Policy Loan”;
●	“Federal Income Tax Considerations—Life Insurance Status of Policy”;
●	“Federal Income Tax Considerations—IRC Section 101(j)—Impact on Employer-Owned Policies”;
●	“Federal Income Tax Considerations—Modified Endowment Contract Status”;
●	“Federal Income Tax Considerations—Policy Surrenders and Partial Surrenders”;
●	“Federal Income Tax Considerations—3.8 Percent Medicare Tax on Certain Investment Income”;
●	“Federal Income Tax Considerations—Policy Loans and Interest Deductions”;
●	“Federal Income Tax Considerations—Exchanges, Sales, or Assignments of Policies”;

●	“Federal Income Tax Considerations—Withholding”;
●	“Federal Income Tax Considerations—Business Uses of Policy”; and
●	“Federal Income Tax Considerations—Other Tax Considerations.”

Records and Reports, page 69

33.	Staff Comment:

Please revise the last sentence of the first paragraph to eliminate the requirement that the policyowner must notify the company within 15 days of any errors in statements.

Response: The Registrant has complied with the Staff’s comment.

State Variations, page 69

34.	Staff Comment:

Please revise the heading to note that the list contains all material state variations.

Response: The Registrant has complied with the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

35.	Staff Comment:

Please disclose the information required by Item 16(a) of Form N-6 regarding NYLIAC.

Response: The Registrant has complied with the Staff’s comment.

Other Information

Item 33. Fee representations, page C-9

36.	Staff Comment:

Please cite the name of this policy in the fee representation.

Response: The Registrant will comply with the Staff’s comment to Part C at the time that it submits the pre-effective amendment.

*            *             *            *            *

We appreciate your review of our responses to your comments received on September 19, 2019. We intend to incorporate these revisions into the Registration Statement by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (212) 576-8990.

Very truly yours,

/s/ Jennifer A. Covell
Jennifer A. Covell Assistant General Counsel